EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

      July 9, 2019

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Kim McManus, Senior Attorney

Re:	Tuscan Holdings Corp. II (the "Company") Registration Statement on Form S-1 (File No. 333-232205) (the "Registration Statement")

Dear Ms. McManus:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Tuscan Holdings Corp. II, hereby advises that copies of the Preliminary Prospectus, dated July 3, 2019, were distributed on or about July 8, 2019, as follows:

213 to individual investors;

15 to FINRA members (which included 9 prospective underwriters and selected dealers); and

121 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated July 3, 2019, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine

Name: Steven Levine

Title:        CEO